Exhibit 99.6

BASSETT VENTURES INC.

Financial Statements

(Stated in Canadian Dollars)

December 31, 2006

South Surrey
1688 – 152nd Avenue Suite 306 South Surrey, BC Canada V4A 4N2
Phone 604 538 1611 Fax 604 538 1633
Other Offices: Vancouver
Langley
Web www.ldmb.com

AUDITORS' REPORT

To the Shareholders of:

Bassett Ventures Inc.

We have audited the balance sheets of Bassett Ventures Inc as at December 31, 2006 and 2005 and the statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the United States Public Company Accounting Oversight Board.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

COMMENTS BY AUDITOR ON CANADA – UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the United States Public Company Accounting Oversight Board require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the United States Public Company Accounting Oversight Board, our report to the shareholders is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants

Surrey, British Columbia

April 24, 2007

BASSETT VENTURES INC.

Balance Sheets

(Stated in Canadian Dollars)

	As at December 31
	2006	2005
	$	$
Assets
Current assets
Cash and cash equivalents	558,158	17,163
Amounts receivable	2,906	8,938
	561,064	26,101

Equipment (note 4)	7,473	6,522
	568,537	32,623

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	157,437	150,636
Loan payable (note 5)	-	16,500
	157,437	167,136

Shareholders’ equity (deficiency)
Share capital (note 7(a))	1,830,287	1,174,911
Contributed surplus (note 7(b))	670,374	670,374
Deficit	(2,089,561)	(1,979,798)
	411,100	(134,513)
	568,537	32,623

See accompanying notes to the financial statements

Continuance of Operations (note 1)

Approved by the Board of Directors:
Curt Huber	Harpreet Janda
Director	Director

BASSETT VENTURES INC.

Statements of Operations and Deficit

(Stated in Canadian Dollars)

	For the years ended December 31
	2006	2005	2004
	$	$	$
Expenses
Advertising and promotion	1,000	399	5,924
Amortization	1,890	1,814	813
Bank charges	773	558	1,267
Management and consulting	55,000	95,803	135,625
Office	1,245	3,304	10,647
Professional fees	31,619	56,108	41,401
Rent	7,536	16,982	18,860
Stock-based compensation (notes 3 and 8(b))	-	-	298,883
Travel and accommodation	-	-	8,524
Trust and filing fees	11,455	17,737	18,612
Wages and benefits	8,068	11,461	7,314

Loss before other items:	(118,586)	(204,166)	(547,870)
Interest income	8,823	68	184
Loss on disposal of equipment	-	-	(1,252)
Net loss from continuing operations	(109,763)	(204,098)	(548,938)

Net income (loss) from discontinued operations (note 4)	-	975	(169,501)

Net loss for the year	(109,763)	(203,123)	(718,439)
Deficit, beginning of year	(1,979,798)	(1,776,675)	(1,058,236)
Deficit, end of year	(2,089,561)	(1,979,798)	(1,776,675)

Basic loss per common share	(0.02)	(0.06)	(0.16)
Basic loss per common share from continued operations	(0.02)	(0.06)	(0.12)
Basic loss per share from discontinued operations	(0.00)	(0.00)	(0.04)

Weighted average number of common shares outstanding	6,942,870	3,655,165	4,405,835

See accompanying notes to the financial statements

BASSETT VENTURES INC.

Statements of Cash Flows

(Stated in Canadian Dollars)

	For the years ended December 31
	2006	2005	2004
	$	$	$
Cash Provided by (Used for):
Operating Activities
Net loss for the year from continuing operations	(109,763)	(204,098)	(548,938)
Adjustment for items which do not involve cash:
Amortization	1,890	1,814	813
Stock-based compensation	-	-	298,883
Loss on disposal of equipment	-	-	1,252
	(107,873)	(200,384)	(247,990)
Changes in non-cash working capital components:
Prepaid expenses	-	967	(967)
Amounts receivable	6,032	(8,938)	4,558
Accounts payable and accrued liabilities	6,801	63,522	(49,155)
Loan payable	(16,500)	16,500	-
	(111,540)	(130,233)	(293,554)
Investing Activities
Investment in subsidiary	-	-	(179,230)
Purchase of equipment	(2,841)	(4,294)	(4,755)
	(2,841)	(4,294)	(183,985)
Financing Activities
Common shares issued for cash, net of issue costs	655,376	150,000	460,100

Increase (decrease) in cash and cash equivalents from continuing operations	540,995	15,473	(17,439)
Decrease in cash and cash equivalents from discontinued operations	-	(14,129)	(44,442)
Increase (decrease) in cash and cash equivalents	540,995	1,344	(61,881)

Cash and cash equivalents from continued operations, beginning of year	17,163	1,690	19,129
Cash and cash equivalents from discontinued operations, beginning of year	-	14,129	58,571
Cash and cash equivalents, beginning of year	17,163	15,819	77,700

Cash and cash equivalents from continued operations, end of year	558,158	17,163	1,690
Cash and cash equivalents from discontinued operations, end of year	-	-	14,129
Cash and cash equivalents, end of year	558,158	17,163	15,819
Supplemental information:
Interest paid	-	-	6,958
Interest received	8,823	68	184
Non-cash activities
Equipment acquired under capital lease	-	-	22,787
Shares issued for investor relations services	-	-	28,000

See accompanying notes to the financial statements

BASSETT VENTURES INC.

Notes to Financial Statements

(Stated in Canadian dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and through its former wholly owned subsidiary, AssistGlobal Inc. (“AGI”), was engaged in the business of developing, selling, hosting and supporting project and facility management software.  In June 2005, AGI was distributed to shareholders of AGI upon the redemption of their company shares.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has an accumulated operating deficit of $2,089,561 at December 31, 2006 (2005 - $1,979,798). The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its operations.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to continue as a going-concern, the net realizable value of its equity may be materially less than the amount recorded on the balance sheet.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  As described in note 11, these principles differ in certain respects from principles and practices generally accepted in the United States (“US”).  Summarized below are those policies considered particularly significant to the Company.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period.  Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short-term notes and bank deposits with an original maturity of one year or less.

Equipment

Office furniture and computer equipment are recorded and amortized over their estimated useful economic lives using the declining balance method at annual rates of 20% and 30% respectively.  Leasehold improvements are amortized on a straight-line basis over six years.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation.  As at December 31, 2006, the Company does not have any asset retirement obligations.

Stock-Based Compensation

The Company accounts for stock-based compensation using a fair value-based method. under this method, stock-based compensation is recorded as an expense over the expected life of the option, with a corresponding increase in contributed surplus. Stock-based compensation expense is based on the estimated fair value of the related stock option at the time of the grant using the Black-Scholes option model. When stock options are exercised, the consideration paid to the Company. along with amounts previously credited to contributed share capital. forfeitures are accounted for as they occur and result in a reduction of compensation expense if the options have not vested.

BASSETT VENTURES INC.

Notes to Financial Statements

(Stated in Canadian dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   (continued)

Future Income Taxes

The Company accounts for potential future net tax assets which are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and which are  measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  Such an allowance has been applied to all potential income tax assets of the Company.

Retirement of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant or when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use, or its fair value, at which time the impairment is charged to earnings.

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each year.  Diluted loss per share is not presented as it is anti-dilutive to the loss per share figures.

3.

DISCONTINUED OPERATIONS

On July 6, 2003, the Company acquired all the issued and outstanding common shares of AGI in exchange for 10,350,000 common shares of the Company and accounted for the transaction as a reverse takeover.

Due to unsuccessful efforts of the Company to secure financing for AGI’s operations, the board of directors of each of the Company and AGI determined that it was in the best interests of both companies that the Company divest itself all of its interest in AGI to the former principal shareholders.

As a result, during the comparative year, the Company distributed its shares of AGI to certain officers and employees of AGI who surrendered 1,688,992 shares of the Company.  These surrendered shares were cancelled and returned to treasury.  As part of the transaction, the Company forgave $279,230 of intercorporate debt owed by AGI to the Company and transferred its ownership of AssistGlobal (USA) Inc. to AGI.

	2006	2005	2004
	$	$	$

Revenue	$-	$412,133	$690,403
Direct costs	-	265,587	489,329
Gross margin	-	146,546	201,074

Expenses
Amortization	-	7,007	22,372
General and administrative	-	134,681	341,245
Interest	-	3,883	6,958
	-	145,571	370,575
Net income (loss) from discontinued operations	$-	$975	$(169,501)

BASSETT VENTURES INC.

Notes to Financial Statements

(Stated in Canadian dollars)

3.

DISCONTINUED OPERATIONS    (continued)

Assets and liabilities of discontinued operations reflected in the balance sheet at December 31, 2004 were comprised of:

Assets
Current
Amounts receivable	$197,819
Prepaid expenses	43,454
241,273

Property and equipment	65,967
Intangible assets	1
$307,241

Liabilities
Current
Accounts payable and accrued liabilities	$163,516
Demand loan	100,000
Unearned revenue	72,762
Capital lease obligations, current	19,133
355,411

Capital lease obligations	5,652
Promissory notes payable	50,000
$411,063

4.

EQUIPMENT

		December 31 2006		December 31 2005
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$

Furniture and fixtures	3,413	661	2,752	1,595
Computer equipment	5,954	3125	2,829	2,615
Leasehold improvements	2,522	630	1,892	2,312

	11,889	4,416	7,473	6,522

5.

LOAN PAYABLE

The loan payable was unsecured, non-interest bearing and had no fixed terms of repayment.  The Company repaid the loan during the current year.

6.

RELATED PARTY TRANSACTIONS

Professional, management and consulting fees of $30,000 were charged in the current year (2005 - $90,000 2004 - $192,117) by directors and former directors of the Company and for private companies controlled by them.

All transaction with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management.

BASSETT VENTURES INC.

Notes to Financial Statements

(Stated in Canadian dollars)

7.

SHARE CAPITAL

a)

Authorized share capital consists of unlimited common shares without par value.

	2006		2005		2004
	Number of Shares	$	Number of Shares	$	Number of Shares	$
Balance, beginning of year	4,216,843	1,113,704	17,623,343	1,132,603	16,003,343	553,180
Stock options exercised	-	-	-	-	1,000,000	423,823
Private placements (1)	5,000,000	655,376	1,500,000	150,000	420,000	127,600
Services	-	-	-	-	200,000	28,000
Consolidation 4:1	-	-	(13,217,508)	-	-	-
Shares returned to treasury (note 3)	-	-	(1,688,992)	(168,899)	-	-
Balance, end of year	9,216,843	1,769,080	4,216,843	1,113,704	17,623,343	1,132,603

(1)Net issue costs of $3,091 (2004 – 9,793)

b)

Stock Options

The Corporation has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company.  No specific vesting terms are required.  The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

The following is a summary of the changes in the Company’s outstanding stock options for 2006, 2005 and 2004.

	2006		2005		2004
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$		$
Balance at beginning of year	414,000	1.12	2,606,000	0.29	1,388,333	0.39
Granted	-	-	-	-	2,550,000	0.26
Exercised	-	-	-	-	(1,000,000)	0.33
Expired/Cancelled/Consolidated	(11,667)	1.31	(2,192,000)	-	(332,333)	0.39
Outstanding at end of fiscal year (1)	402,333	0.96	414,000	1.12	2,606,000	0.29

(1) At December 31, 2006, the weighted-average remaining contractual life of stock options outstanding is 2.33 years (2005 – 3.33 years; 2004 – 4.33 years).

The fair value of employee options, agents options and agents warrants included in the expense figures, has been estimated using the Black-Schools Option Pricing Model based on the following assumptions:

	2006	2005	2004
Risk-free interest rate (%)			4%
Expected life (years)			5 years
Expected volatility (%)			103%
Expected dividend yield (%)			0%

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

BASSETT VENTURES INC.

Notes to Financial Statements

(Stated in Canadian dollars)

7.

SHARE CAPITAL (continued)

c)

Warrants

The following is a summary of the changes in the Company’s outstanding warrants for 2006, 2005 and 2004.

	2006		2005		2004
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$		$
Balance at beginning of year	-	-	-	-	-	-
Granted	5,000,000	0.16	-	-	-	-
Balance at end of year (1)	5,000,000	0.16	-	-	-	-

(1)

At December 31, 2006 the weighted average remaining life of warrants outstanding is 1.45 years.

8.

COMPARATIVE FIGURES

Certain of the prior years’ figures have been reclassified to conform with the current year’s financial statement presentation.

9.

INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2006	2005
	$	$

Net loss for the year	(109,763)	(204,098)

Expected income tax recovery	(37,451)	(72,670)
Net adjustment for amortization, deductible and non-deductible amounts	856	646
Unrecognized benefit of current non-capital loss	36,595	72,024
Total income taxes	-	-

The significant components of the Company’s future income tax assets are as follows:

	2006	2005
	$	$

Future income tax assets:
Equipment tax pool in excess of carrying value	1,969	1,382
Non-capital loss carry forwards	247,076	220,431
	249,045	221,813
Valuation allowance	(249,045)	(221,813)
Net future tax assets	-	-

The Company has non-capital losses of approximately $724,000 (2005 - $619,000), which are available to reduce future taxable income in Canada and which expire between 2010 and 2026. Subject to certain restrictions the Company also has equipment expenditures of approximately $13,000 (2005 - $10,000) available to reduce taxable income in future years.  The Company has not recognized any future benefit for these tax losses and equipment deductions, as it is not considered likely that they will be utilized.

BASSETT VENTURES INC.

Notes to Financial Statements

(Stated in Canadian dollars)

10.

FINANCIAL INSTRUMENTS

The carrying amounts of: cash and cash equivalents; amounts receivable; accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these instruments.

Management is of the opinion that the Company is not subject to significant interest, currency or credit risks on the financial instruments included in these financial statements, except as noted.

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The Company’s financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP.  The Company’s net loss reported under Canadian GAAP is consistent with the net loss and comprehensive income that would be reported under U.S. GAAP.